SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-13d-2(a)

TSINGYUAN BREWERY LTD.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

89853G 105

(CUSIP Number)

Dingyou Zhang
Linpan Industrial Park
Linyi County, Shandong Province
P.R. China 251500
+86-534-5054799

Woon-Wah Siu, Esq.
Pillsbury Winthrop Shaw Pittman LLP
Suite 4201, Bund Center
222 Yan An Road East, Huangpu District
Shanghai, China 200002
+86 21 61377999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2010

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
DINGYOU ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(e) or 2(f)			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	68,096,633

	8.	SHARED VOTING POWER	0

	9.	SOLE DISPOSITIVE POWER	68,096,633

	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,096,633

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.7% (1)
14.	TYPE OF REPORTING PERSON

IN

(1) Based on 126,857,289 shares of common stock of Tsingyuan Brewery Ltd. (the “Issuer”), par value $0.0001 per share, outstanding as of January 21, 2011 (the date of the most recent acquisition or disposition reported on this Statement). Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Tsingyuan Brewery Ltd., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at Linpan Industrial Park, Linyi County, Shandong Province, China 251500.

Item 2. Identity and Background.

(a)     The person filing this Statement is Mr. Dingyou Zhang, a natural person (the “Reporting Person”).

(b)      The business address of the Reporting Person is Linpan Industrial Park, Linyi County, Shandong Province, P.R. China 251500.

(c)      The Reporting Person is the CEO and Chairman of the Issuer.

(d)-(e)      Since the fifth year prior to September 13, 2010, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On September 13, 2010, the Reporting Person purchased 60,000,000 shares, or 99.0% of the issued and outstanding shares of the Issuer at the time of the transfer, for $0.0068 per share for a total purchase price of $408,000 pursuant to a stock purchase agreement (the “2010 Purchase Agreement”) with Corporate Services International, Inc. (“CSII”). Pursuant to the 2010 Purchase Agreement, the Reporting Person was elected as a member of the Issuer’s board of directors and the other former director resigned, leaving the Reporting Person as sole director of the Issuer, and the Reporting Person, as sole director, elected himself to serve as Chief Executive Officer and Chief Financial Officer of the Issuer. The Reporting Person used personal funds to make this purchase. This description of the terms of the 2010 Purchase Agreement is qualified in its entirety by reference to the agreement which is attached as Exhibit 1 to this Statement, and is incorporated by reference herein.

On September 24, 2010, the Reporting Person entered into and consummated a share exchange agreement (the “Exchange Agreement”) with the Issuer and C. Mark Tang (“Mr. Tang”). Pursuant to the Exchange Agreement, the Reporting Person and Mr. Tang were issued 46,820,000 shares and 18,287,671 shares of the Issuer, respectively, in exchange for all of the shares of common stock that each held of Tsingyuan Holding, Inc., a Delaware corporation (“Tsingyuan”). The purpose and effect of this transaction was to cause a reverse acquisition of the Issuer by Tsingyuan in which Tsingyuan was the accounting acquirer and the Issuer was the legal acquirer of each other. This description of the terms of the Exchange Agreement is qualified in its entirety by reference to the agreement which is attached as Exhibit 10-a to the Current Report on Form 8-K filed by the Issuer with the SEC on September 24, 2010, and is incorporated by reference herein. The Reporting Person then assigned 48,765,314 shares of the Issuer. The transfer of the shares was effected after certain administrative delays.

On January 21, 2011, World Technology Ventures, LLC, USA and Qingyuan (Green Source) Group Co., Ltd., an affiliate of the Reporting Person, entered into a settlement agreement and release (the “Settlement Agreement”) in consideration of the release of certain claims, pursuant to which the Reporting Person received 10,041,947 shares of the Issuer as a third-party beneficiary. This description of the terms of the Settlement Agreement is qualified in its entirety by reference to the agreement which is attached as Exhibit 3 to this Statement, and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information contained in Item 3 of this Statement is incorporated by reference into this item. The Reporting Person acquired beneficial ownership of the securities that are the subject of this Statement pursuant to the transactions described in Item 3 and with no other purpose.

The Reporting Person has made no other proposals, and entered into no other agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D, except to the extent that such events or matters are applicable to the following:

The Reporting Person has entered into a Purchase Agreement, dated as of February 10, 2012 (the “Purchase Agreement”), with certain sellers (the “Sellers”). Pursuant to the Purchase Agreement, the Reporting Person has agreed to purchase an aggregate of 8,205,724 shares for an aggregate purchase price of 4,975,745 Renminbi, the official currency of China (“RMB”) (approximately $788,793), or approximately RMB 0.61 (approximately $0.10) per share. The Reporting Person agreed to pay RMB 0.5 million (approximately $79,440) on or before February 11, 2012 and RMB 2,500,000 (approximately $397,199) on or before February 16, 2012 to the Sellers. The Reporting Person also agreed to wire the balance of the purchase price, RMB 1,975,745 (approximately $313,906), to, and the Sellers will deposit the shares with, certain escrow agents on or before February 16, 2012. The closing of the transaction, including payment of the remainder of the purchase price and transfer of the shares to the Reporting Person, will occur on the later of the 31st day following the filing of a Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) or the date of the clearance of any comments of the SEC to the Schedule 13E-3. The Purchase Agreement will terminate if closing does not occur within 50 calendar days following the filing of a Schedule 13E-3 by the Reporting Person, subject to comments on the Schedule 13E-3 by the staff of the SEC if the Schedule 13E-3 is filed as soon as practicable following the date of the agreement. This description of the Purchase Agreement is qualified in its entirety by reference to the agreement which is attached as Exhibit (d) to the Schedule 13E-3 filed by the Reporting Person on February 10, 2012, and is incorporated by reference herein.

If the Purchase Agreement is consummated, the Reporting Person would privately purchase approximately 6.5% of the outstanding shares of Common Stock, based on 126,857,289 shares of Common Stock outstanding as of February 10, 2012. As a result, the Reporting Person would beneficially own 76,302,357 shares of Common Stock, or approximately 60.1% of the outstanding shares of Common Stock, based on 126,857,289 shares of Common Stock outstanding as of February 10, 2012.

If the Purchase Agreement is terminated, the Reporting Person will determine whether to propose an alternative transaction, but has not made any further determinations in this regard as of this time.

The Reporting Person entered into the Purchase Agreement and desires to consummate the transaction because he believes that the terms of the transaction are favorable to him and fair to the Sellers. No board of directors or stockholder vote is required for approval of the transaction.

Item 5. Interest in Securities of the Issuer.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

(a)      For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person owned and controlled (i) as of September 13, 2010, 60,000,000 shares of the Issuer’s Common Stock, representing 99.0% of the outstanding shares of the Issuer’s Common Stock (based on 60,607,902 shares of Common Stock outstanding as of September 13, 2010); (ii) as of September 24, 2010, 58,054,686 shares of the Issuer’s Common Stock (after both the closing of the Share Exchange and the Reporting Person’s intended assignment of 48,765,314 shares of Common Stock), representing 46.2% of the outstanding shares of the Issuer’s Common Stock (based on 125,715,573 shares of Common Stock outstanding as of September 24, 2010); and (iii) as of January 21, 2011, 68,096,633 shares of the Issuer’s Common Stock, representing 53.7% of the outstanding shares of the Issuer’s Common Stock (based on 126,857,289 shares of Common Stock outstanding as of January 21, 2011).

(b)      The Reporting Person has sole voting and dispositive power over the 68,096,633 shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c)      Other than the transactions described in Items 3 and 4 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer since the 60th day prior to September 13, 2010.

(d)      Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3 and 4 of this Statement is incorporated by reference into this item.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person or any other person identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated as of August 26, 2010, by and among the Reporting Person, Corporate Services International, Inc., and Michael Anthony.

Exhibit 2	Share Exchange Agreement, dated as of September 24, 2010, by and among the Issuer, the Reporting Person and C. Mark Tang (incorporated by reference to Exhibit 10-a to the Current Report on Form 8-K filed by the Issuer with the SEC on September 24, 2010)

Exhibit 3	Settlement Agreement and Release, dated as of January 21, 2011, by and between World Technology Ventures, LLC, USA and Qingyuan (Green Source) Group Co., Ltd.

Exhibit 4	Purchase Agreement, dated as of February 10, 2012, by and among the Reporting Person, the Sellers and certain escrow agents (incorporated by reference to Exhibit d to the Schedule 13E-3 filed by the Reporting Person with the SEC on February 10, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2012

By: /s/ Dingyou Zhang
Name: Dingyou Zhang